U.S. SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549              SEC FILE NUMBER
                                                           1-11140
                            FORM 12B-25
                                                           CUSIP NUMBER
                    NOTIFICATION OF LATE FILING

         (CHECK ONE:)


[ ] Form 10-K and 10-KSB [ ] Form 20-F [ ] Form 11-K
[X] Form 10-Q and 10-QSB [ ] Form N-SAR

     For Period Ended: February 28, 1998
     [ ]  Transition Report on Form 10-K
     [ ]  Transition Report on Form 20-F
     [ ]  Transition Report on Form 11-K
     [ ]  Transition Report on Form 10-Q
     [ ]  Transition Report on Form N-SAR
     For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:




PART I -- REGISTRANT INFORMATION


Full Name of Registrant                Ophthalmic Imaging Systems

Former Name if Applicable

Address of Principal Executive Office  221 Lathrop Way, Suite I

City, State and Zip Code               Sacramento, California 95815


PART II -- RULES 12B - 25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X](b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-K, Form 11-K, Form N-SAR or a portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III -- NARRATIVE


State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

On February 25, 1998, the Company entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Premier Laser Systems, Inc., a California corporation, ("Premier"), pursuant to which, among other things: (i) Premier agreed to commence a tender offer ("Tender Offer") to acquire all shares of the Company's common stock not held by Premier or its affiliates in exchange for a combination of cash and Premier securities; and (ii) the Company agreed to recommend that shareholders tender their shares of the Company's common stock in the Tender Offer and not to solicit any competing acquisition proposals. As a condition to the Stock Purchase Agreement, the Company agreed to amend its Rights Agreement dated as of December 31, 1997 by and between the Company and American Securities Transfer, Inc., as rights agent, to permit Premier to acquire up to 51.3% of the Company's outstanding common stock in private purchase agreements made simultaneously with the execution of the Stock Purchase Agreement.

The Company has expended considerable time and effort from its limited resources in connection with this transaction. Additionally, certain administrative support personnel have left or taken leaves of absence from the Company subsequent to its announcement of having executed the Stock Purchase Agreement, further reducing the Company's available workforce. As a result of the foregoing, without unreasonable effort or expense, the Company has been unable to compile the information required for inclusion in the currently due report on Form 10-QSB as it has in prior periods and requires the time allowed under Rule 12b-25 to complete the report.



PART IV -- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification.

     STEVEN LAGORIO                    (916)            646-2020
        (Name)                      (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                 [X] Yes               [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                [X] Yes               [ ] No

For the three-month and six-month periods ended February 28, 1998, the Company incurred losses of $1,186,040 and $1,583,392, respectively, as compared to net income of $101,219 and a net loss of $694,319 for the three-month and six-month periods ended February 28, 1998. The significantly increased losses in both the three-month and six-month periods ended February 28, 1998 were due, in large measure, to substantial investment banking, legal and other professional fees and other expenses incurred in connection with the transaction with Premier.



                       OPHTHALMIC IMAGING SYSTEMS
              (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 14, 1998             By:  STEVEN VERDOONER
                                      Steven Verdooner,
                                      Chief Financial Officer and
                                      Chief Executive Officer